UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARKETWATCH.COM, INC.
(Name of Subject Company (Issuer))

MARKETWATCH.COM, INC.
(Name of Filing Person (Offeror)

Options Under MarketWatch.com, Inc. 1998 Equity Incentive Plan, the Restated Concerto Technologies, Inc. 1995 Stock Plan, the 1998 Directors Stock Option Plan and Certain Options Granted Outside a MarketWatch.com Option Plan to Purchase Common Stock, Par Value $.01 Per Share,

(Title of Class of Securities)

______________

570619 10 6

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Lawrence S. Kramer
PRESIDENT AND CHIEF EXECUTIVE OFFICER
MARKETWATCH.COM, INC.
825 Battery Street
San Francisco, CALIFORNIA 94111
(415) 733-0500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

COPY TO:

Jeffrey Vetter
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, CALIFORNIA 94036
(650) 494-0600

CALCULATION OF FILING FEE

Transaction valuation* $ 1,668,621	Amount of filing fee** $333.72

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,157,003 shares of common stock of MarketWatch.com, Inc. having a weighted average exercise price of $39.33 as of June 8, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
** Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by MarketWatch.com, Inc. (the "Company") with the Securities and Exchange Commission on June 20, 2001 and amended on July 9, 2001 and July 12, 2001 (the "Schedule TO"), to report the results of the offer by the Company to eligible option holders to exchange options that were granted and were outstanding under the MarketWatch.com, Inc. 1998 Equity Incentive Plan, the Restated Concerto Technologies, Inc. 1995 Stock Plan, the 1998 Directors Stock Option Plan and certain options granted outside a MarketWatch.com option plan to purchase common stock, par value $.01 per share, for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange (the Offer to Exchange") that was previously filed as Exhibit (a)(1) and related letter of transmittal, previously filed as Exhibit (a)(2). This Amendment No. 3 is the final amendment to the Schedule TO. The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m.Pacific Daylight Time on Wednesday, July 18, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 989,323 shares of the Company's common stock, representing approximately 36% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of 741,988 shares of the Company's common stock to an aggregate of 118 option holders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

MarketWatch.com, Inc.

/s/ LAWRENCE S. KRAMER

Lawrence S. Kramer
President, Chief Executive Officer and Chairman of the Board of Directors

Date: July 27, 2001